UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

NANO-X IMAGING LTD is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of NANO-X IMAGING LTD furnished to the Securities and Exchange Commission on September 22, 2020 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to correct a typographical error in the number of contracted Nanox.ARC systems in Exhibit 99.1 to the Original Form 6-K, and state that the number of contracted Nanox.ARC systems is 5,150. All other information included in the Original Form 6-K remains unchanged. The corrected Exhibit 99.1 is submitted with this Form 6-K/A as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	NANO-X IMAGING LTD’s presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING, INC.

By:	/s/ Tal Shank
Name: Tal Shank
Title: Vice President of Corporate Development

Date: September 22, 2020